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                          March 12, 2021

       Robert Brown
       Chief Executive Officer
       Brickell Biotech, Inc.
       5777 Central Avenue, Suite 102
       Boulder, CO 80301

                                                        Re: Brickell Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 9, 2021
                                                            File No. 333-254037

       Dear Mr. Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jonathan R. Zimmerman,
Esq.